UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

PCTEL, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69325Q105
(CUSIP Number)
Emre Aciksoz 1540 Ben Roe Dr. Los Altos, CA 94024 Telephone: (617) 230-0044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	69325Q105

1	NAMES OF REPORTING PERSONS
Haluk L. Bayraktar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,380,573 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,380,573 shares
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,380,573 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN
(1)	Based on the 19,262,433 shares of common stock, par value $0.001 per share, outstanding as of August 9, 2023, as reported in the Form 10-Q for the quarterly period ended June 30, 2023, of PCTEL, Inc.

Item 1.	Security and Issuer

This statement 13D (this "Statement") relates to the shares of common stock, $0.001 par value per share (the "Common Stock"), of PCTEL, Inc., a Delaware corporation (the "Issuer"). The address of the principal offices of the Issuer is 471 Brighton Drive, Bloomingdale, IL 60108.

Item 2.	Identity and Background

(a) - (c)	This Statement is filed by Haluk L. Bayraktar. The principal business address of the Reporting Person is Orhangazi Mahallesi Hadimkoy-istanbul Caddesi No: 258, Esenyurt, Istanbul, Turkey 34538. Haluk L. Bayraktar’s principal business is to serve as Chief Executive Officer of Baykar Technologies. The business address of which is Orhangazi Mahallesi Hadimkoy-istanbul Caddesi No: 258, Esenyurt, Istanbul, Turkey 34538.

(d)	The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bayraktar is a citizen of Turkey.

Item 3.	Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Person using the investment capital of the Reporting Person. The aggregate purchase price of the 1,380,573 shares of Common Stock acquired was approximately $6,559,116.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Shares because he believes the Shares are materially undervalued and represent an attractive investment opportunity. The Reporting Person intends to have discussions with the Issuer's board of directors (the "Board") regarding Board composition and maximizing value for shareholders.

Except as otherwise set forth herein, the Reporting Person does not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Shares he may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer

(a) - (b)	The information set forth in the cover page above is incorporated herein by reference.

(c)	Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed herein were effected in the open market.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date hereof, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Schedule of Transactions in Shares

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2023

By:	/s/ Haluk L. Bayraktar
Name:	Haluk L. Bayraktar

Exhibit A

SCHEDULE OF TRANSACTIONS IN SHARES

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market and the price per share includes commissions. The Price Per Share ($) is a weighted average price.

Trade Date	Shares Purchased	Price Per Share ($)
8/29/2023	13,000	4.236
10/2/2023	48,154	4.286
10/3/2023	68,258	4.357
10/4/2023	44,979	4.573
10/5/2023	29,313	4.752
10/6/2023	78,646	4.897
10/9/2023	148,223	4.951